SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-             .]

POSCO is furnishing under cover of Form 6-K:

Change in Representative Directors

1. Summary of the Change

- Before: Chung, Joon-Yang (Chief Executive Officer)

Choi, Jong-Tae (President)

Park, Han -Yong (Senior Executive Vice President)

Oh, Chang -Kwan (Senior Executive Vice President)

- After: Chung, Joon-Yang (Chief Executive Officer)

Park, Han -Yong (President)

- Reason: New appointment

2. Date of Change: March 16, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: March 16, 2012	By	/s/ Park, Han-Yong
(Signature)*
		Name:	Park, Han-Yong
		Title:	President and Representative Director

*	Print the name and title under the signature of the signing officer.